Exhibit 8.1

List of Significant Subsidiaries of

GreenTree Hospitality Group Ltd. (as of December 31, 2024)*

Subsidiaries	Jurisdiction of Incorporation
GreenTree Inns Hotel (China) Management, Inc.**	PRC
Shanghai Evergreen Technology Co., Ltd.**	PRC
GreenTree Inns Hotel (Shanghai) Management, Inc.**	PRC
GreenTree Inns Hotel (Beijing) Management, Inc.**	PRC
GreenTree Inns Jiangpu Hotel (Shanghai) Company Limited**	PRC
GreenTree Inns Hotel (Changning) Management, Inc.**	PRC
Shiruide Hotel Management (Shanghai) Co., Ltd. **	PRC

*	Other subsidiaries of GreenTree Hospitality Group Ltd. have been omitted because, in the aggregate, they would not be a “significant subsidiary” as defined in rule 1-02(w) of Regulation S-X as of the end of the fiscal year covered by this report.
**	The English name of this subsidiary has been translated from its Chinese name.